Exhibit 99.1

Ellomay Capital Announces Changes in its Principal Shareholders and Board Composition

Tel-Aviv, Israel, March 04, 2026 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the USA, today announced that its principal shareholders, S. Nechama Investments (2008) Ltd., Kanir Joint Investments (2005) LP and Ms. Anat Raphael, who together currently hold approximately 45.9% of the Company’s outstanding share capital, informed it that they have completed the sale of all of the Company’s ordinary shares held by them to O.Y. Nofar Energy Ltd. (“Nofar”), a public company listed on the Tel Aviv Stock Exchange Ltd. (TASE: NOFR).

In connection with the sale of the shares, two members of the Company’s Board of Directors, Ms. Anita Leviant and Mr. Ehud Gil, resigned from the Board effective immediately and the Chairman of the Board of Directors, Mr. Ben Sheizaf, informed the Company that he will resign from the Board of Directors effective 30 days from the consummation of the sale of the shares. The Board of Directors unanimously appointed two new independent non-executive directors to fill the vacancies created, Ms. Odelya Ohayon and Mr. Gilad Mamlok. Mr. Mamlok was appointed as a member of the Audit Committee and the Compensation Committee, replacing Ms. Leviant.

Odelya Ohayon is a strategic leader and business development expert with over 15 years of executive experience. She currently provides high-level strategic advisory to CEOs and Boards, focusing on business strategy and market-leading innovation. Previously, she served as VP of Marketing at Samsung Electronics Israel, where she was a member of the Executive Management Team and managed an annual turnover of NIS 1.5 billion. Her prior leadership roles include VP of Marketing and Business Development at Solgar & Supherb and Marketing Manager at Partner Communications, where she managed portfolios exceeding NIS 2 billion. Ms. Ohayon is a lecturer in marketing and entrepreneurship at the College of Management and Ariel University. She holds a B.A. in Business Administration from Ben-Gurion University and an M.B.A. from the Academic Studies Center.

Gilad Mamlok serves as the Chief Financial Officer of Protalix BioTherapeutics, Inc. (NYSE American: PLX) since August 2025. Mr. Mamlok is a seasoned financial executive with three decades of experience in healthcare and technology companies. He has an extensive background in capital markets transactions, mergers and acquisitions, business development and investor relations as well as in corporate governance matters. Prior to his role in Protalix, he served as the Chief Financial Officer of TytoCare Ltd., a privately-held company in the remote healthcare space. Prior to his role at TytoCare, Mr. Mamlok served as the Chief Financial Officer of Sol-Gel Technologies Ltd. In this role, he was responsible for an initial public offering and other capital markets transactions, as well as in-licensing and out-licensing transactions. Prior to his role at Sol-Gel, he served in other medical device companies, including Given Imaging which was acquired by Covidien plc in 2014. Mr. Mamlok holds a BA in Economics, magna cum laude, and a Master’s degree in Business/Managerial Economics, both from the Tel Aviv University.

Ran Fridrich, CEO and Board member of Ellomay commented: “On behalf of the Company and the Board, I would like to express our sincere gratitude to Anita and Ehud for their dedicated service and meaningful contributions during their tenure. We thank them for their commitment and wish them continued success in their future endeavors. We are pleased to welcome Odelya and Gilad to the Board. We are confident that their experience, insight and leadership will be valuable assets to the Company. We look forward to working closely with them and are certain they will play an important role in guiding the Company toward continued growth and success.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are awaiting connection to the grid and 14 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the outcome of legal proceedings in connection with Dorad Energy Ltd., technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, the impact of the continued military conflict between Russia and Ukraine, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com